VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

State University of New York Defined Contribution Retirement Plan

Supplement Dated December 8, 2003 to
Prospectus and Contract Prospectus Summary
Each dated May 1, 2003
as Supplemented on September 2, 2003 and
November 10, 2003 with respect to the Prospectus

1.   The Prospectus and Contract Prospectus Summary are amended to include the GET Series 3 as a new investment option.

GENERAL DESCRIPTION OF ING GET U.S. CORE PORTFOLIO - SERIES 3 (GET Series 3 or the Series)
GET Series 3 is an investment option that may be available during the accumulation phase of the contract. ING Life Insurance and Annuity Company (the Company or we) makes a guarantee, as described below, when you direct money into GET Series 3. ING Investments, LLC serves as the investment adviser and Aeltus Investment Management, Inc. (ING Aeltus) serves as investment subadviser to GET Series 3.

We will offer GET Series 3 shares only during the offering period, which is scheduled to run from December 12, 2003 through the close of business of the New York Stock Exchange on March 15, 2004. Please read the GET Series 3 prospectus for a more complete description of GET Series 3, including its charges and expenses. A GET Series 3 prospectus may be obtained, free of charge, from the Service Center at the address listed in the "Contract Overview - Questions: Contacting the Company" section of the Prospectus and on the first page of the Contract Prospectus Summary, by accessing the SEC web site or by contacting the SEC Public Reference Room.

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES OF GET SERIES 3
The Series seeks to achieve maximum total return and minimal exposure of the Series assets to a market value loss by participating, to the extent possible, in favorable equity market performance during the guarantee period.

The only time that investors may purchase shares of GET Series 3 is during the offering period. During the offering period, all GET Series 3 assets will be invested in short-term instruments. The guarantee period for GET Series 3 commences on March 16, 2004 and runs through March 13, 2009. During the guarantee period, the assets of GET Series 3 will be allocated between the "Equity Component" and the "Fixed Component" in accordance with the proprietary computer model used by ING Aeltus, the sub-adviser to GET Series 3. This asset allocation strategy seeks to optimize the exposure of the Series to the Equity Component while protecting Series assets. The model evaluates a number of factors, including then current market value of the Series, the then prevailing level of interest rates, equity market volatility, the Series' total annual expenses, insurance company separate account expenses and the maturity date of GET Series 3, in determining the appropriate allocation between the Equity Component and the Fixed Component.

The Equity Component consists of common stocks included in the Standard and Poor's 500 Composite Stock Price Index (S&P 500), and futures contracts on the S&P 500, and, when the Equity Component's market value is $5 million or less, investments in exchange traded funds (ETFs) that can reasonably be expected to have at least a 95% correlation ratio with the S&P 500, in S&P 500 futures, or in a combination of S&P 500 futures and ETFs. Under ordinary circumstances, at least 80% of the amounts allocated to the Equity Component will be invested in stocks included in the S&P 500. Generally, ING Aeltus manages the Equity Component in accordance with an "enhanced index" strategy under which it overweights stocks that it believes will outperform the S&P 500 and underweights (or avoids altogether) those stocks that it believes will underperform the S&P 500. In the event the Equity Component's market value is $5 million or less, and ING Aeltus invests in S&P 500 futures or ETFs or in a combination of S&P 500 futures and ETFs, ING Aeltus will not employ an enhanced index strategy. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the guarantee.

In managing the Fixed Component, ING Aeltus seeks to select investments for the Fixed Component with financial characteristics that will, at any point in time, closely resemble those of a portfolio of zero coupon bonds that mature within three months of the maturity date of the Series. Generally, at least 55% of the amounts allocated to the Fixed Component will consist of securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. The assets allocated to the Fixed Component may also be invested in, among other things, certain mortgage backed securities, U.S. Treasury futures, and money market instruments.

The asset allocation strategy will be implemented by allocating assets appropriately to the Equity Component and to the Fixed Component so that no amounts are due from the Company under the guarantee. Consequently, there can be no assurance as to the percentage of assets, if any, allocated to the Equity Component, or to any investment returns generated by GET Series 3.

THE GET SERIES GUARANTEE
The guarantee period for GET Series 3 will end on March 13, 2009, which is GET Series 3's maturity date. The Company guarantees that the value of an accumulation unit of the GET Series 3 subaccount under the contract on the maturity date (as valued after the close of business on March 13, 2009), will not be less than its value as determined after the close of business on the last day of the offering period. This guarantee is dependent upon the Company's claims-paying ability. If the value on the maturity date is lower than it was on the last day of the offering period, we will transfer funds from our general account to the GET Series 3 subaccount to make up the difference. This means that if you remain invested in GET Series 3 until the maturity date, at the maturity date you will receive no less than the value of your separate account investment directed to GET Series 3 as of the last day of the offering period, less any amounts you transfer or withdraw from the GET Series 3 subaccount.

If you withdraw or transfer funds from GET Series 3 before the maturity date, we will process the transactions at the actual unit value next determined after we receive your order. The guarantee will not apply to these amounts.

MATURITY DATE
Before the maturity date, we will send a notice to each contract holder or participant who has amounts in GET Series 3. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET Series 3 amounts. If you do not make a choice on the maturity date, we will transfer your GET Series 3 amounts to the Series of the GET Portfolio that we are currently offering at that time, assuming that we are offering a GET Series at that time and that it is made available under your contract. If no GET Portfolio Series is available, we will transfer your GET Series 3 amounts to a balanced fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the Contract that has the best 5-year standardized performance. If there are no such balanced funds available under the contract, we will transfer your GET Series 3 amounts to a core U.S. equity fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance. All amounts not transferred to a new GET Portfolio Series, as outlined above, will be subject to market risk including the possible loss of principal.

The following information supplements the "Fee Table" section in the Prospectus and the table in the "Charges and Deductions" section of the Prospectus Summary:

FEES DEDUCTED FROM THE GET SERIES 3 SUBACCOUNT DURING THE ACCUMULATION PHASE
(Daily deductions equal to the given percentage of values invested in the subaccount on an annual basis)

Separate Account Annual Expenses (as a percentage of average account value)

Mortality and Expense Risk Charge	0.75%
Administrative Expense Charge	0.25%
GET Series 3 Guarantee Charge (deducted daily during the guarantee period)	0.25%
Total Separate Account Annual Expenses	1.25%

FEES DEDUCTED BY THE FUNDS

The following information supplements the Fund Expense Table contained in the "Fee Table - Fees Deducted by the Funds" section of the Prospectus and the expense table in the "Charges and Deductions" section of the Prospectus Summary:

GET Series 3 Annual Expenses
(As a percentage of the average net assets)[1]

	Management (Advisory) Fees [2]	12b-1 Fee [3]	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses [4]
GET Series 3	0.60%	0.25%	0.15%	1.00%	-	1.00%

For more information regarding expenses paid out of assets of the Series, see the GET Series 3 prospectus.

[1] This table shows the estimated operating expenses for the Series as a ratio of expenses to average daily net assets.

[2] The Management (Advisory) Fee will be 0.25% during the offering period and 0.60% during the guarantee period.

[3] Pursuant to a Plan of Distribution adopted by the Series under Rule 12b-1 under the 1940 Act, the Series pays ING Funds Distributor, Inc. (the "Distributor") an annual fee of up to 0.25% of average daily net assets attributable to the Series' shares. The distribution fee may be used by the Distributor for the purpose of financing any activity which is primarily intended to result in the sale of shares of the Series, including payment of the fee to ING Life Insurance and Annuity Company in connection with the use of the Series under the Company's variable annuity contracts, and providing related services.

[4] ING Investments, LLC has entered into an expense limitation contract with the Series, under which it will limit expenses of the Series, excluding expenses such as interest, taxes, brokerage and extraordinary expenses to 0.65% during the offering period and 1.00% during the guarantee period, through December 31, 2004. Fee waiver and/or reimbursements by ING Investments, LLC may vary in order to achieve such contractually obligated "Net Annual Fund Operating Expenses".

The following information supplements the "Hypothetical Examples" section in the Prospectus:

Hypothetical Example – GET Series 3
The following example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include the separate account annual expenses applicable to the GET Series 3 subaccount, and fund fees and expenses (until GET Series 3's maturity date).

The following example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the fees and expenses as listed in the "Total Annual Fund Operating Expenses" column on the previous page. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years
GET Series 3	$228	$703	$1,205

2. The Prospectus and Contract Prospectus Summary are amended to include the following new section under "Other Topics" and "Other Information" respectively:

Trading – Industry Developments
As with many financial services companies, the Company and affiliates of the Company have received requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading in investment company shares. In each case, full cooperation and responses are being provided. The Company is also reviewing its policies and procedures in this area.